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Exhibit 20.02

Monday May 22, 9:51 am Eastern Time

Company Press Release

SOURCE: PPI Capital Group, Inc.

PPI Capital Group, Inc. Announces Letter of Intent to Acquire Utilicom Inc., Doing Business as UC Wireless

DENVER, May 22 /PRNewswire/ -- PPI Capital Group, Inc. (OTC Bulletin Board:
PPIK - news) today announced the signing of a letter of intent to acquire 100% of the outstanding common stock of Utilicom Inc. (doing business as UC Wireless) for newly-issued stock in PPI Capital.

UC Wireless, based in Santa Barbara, CA, is a wireless communications company that designs, manufactures, and markets broadband wireless Internet access and data transmission network communications products. The company's proprietary VINE(TM) [Versatile Intelligent Network Environment] broadband Internet access products provide T1 access to small and medium businesses over distances up to 15 miles. Because of the proprietary control of the RF medium and the use of multiple, functionally partitioned antennas, VINE networks can be installed a node-at-a-time, unlike cell-based networks that require a costly up front investment for infrastructure.

UC Wireless's core competency is in direct sequence spread spectrum communications, and its existing data communication products operate in the 900 MHz, 2.4 GHz and 5.8 GHz (soon) license-exempt ISM and U-NII frequency bands. VINE broadband Internet access products initially operate in the license-exempt bands, but can be readily adapted to licensed bands, such as the 2.5 GHz Multi-channel Multi-point Distribution System [MMDS] band.

If this transaction is consummated, there will be approximately 200 million shares of common stock outstanding, and UC Wireless will become a wholly-owned subsidiary of PPI Capital. The parties have agreed to use their best efforts to close no later than June 30, 2000.

As soon as possible after the closing, the Company intends to call a shareholders meeting for the purpose of seeking shareholder approval of a one for ten (1 for 10) reverse stock split and a change of the Company's name to UC Wireless.

The closing of this transaction is subject to the execution of a definitive agreement which will contain various representations and warranties of each party and which will be subject to the approval of the directors of each company.

CONTACT: Mark Scharmann, President of PPI Capital Group, Inc., 801-399-3632.

SOURCE: PPI Capital Group, Inc.